# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Swarmer, Inc, CIK 0002092574
CUSIP: 86989Y109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148203

## Reporting persons
- RG.AI Technologies, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 constitutes an exit filing for the Reporting Persons (as defined below), as the Reporting Persons no longer beneficially own any shares of the Issuer.
- Oedipus Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Charles Eberly von Szecsey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Swarmer, Inc
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, TX 78759

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed by:

RG.AI Technologies, Inc.
Oedipus Inc.
Charles Eberly von Szecsey
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 6060 N Central Expressway, Suite 500, Dallas, Texas 75206.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2026, none of the Reporting Persons beneficially owned any Common Stock, par value $0.00001 per share ("Common Stock") of Swarmer Inc. (the "Issuer"). This filing represents an exit filing for the Reporting Persons.
Percent of class: As of September 30, 2026, none of the Reporting Persons beneficially owned any shares of Common Stock.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 0 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- RG.AI Technologies, Inc.: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey, President (11/13/2026)
- Oedipus Inc.: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey, President (11/13/2026)
- Charles Eberly von Szecsey: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey (11/13/2026)